July 3, 2024

Pun Leung Liu
Chief Financial Officer
YXT.COM Group Holding Limited
Floor 20, Building 2, No. 209, Zhuyuan Road
High-tech District, Suzhou,
Jiangsu, 215011, People   s Republic of China

       Re: YXT.COM Group Holding Limited
           Amendment No. 11 to Draft Registration Statement on Form F-1 Submitted June 28, 2024
           CIK No. 0001872090
Dear Pun Leung Liu:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 24, 2024 letter.

Amendment No. 11 to Draft Registration Statement on Form F-1
Prospectus Summary
Our Company, page 2

1. We note the revisions made in response to prior comment 1. Please address the following:
           Revise pages 2 and 106 to also disclose pro forma loss before income tax for the periods presented;
           Revise pages 117 and 119 to quantify pro forma revenue; and Revise to relocate the recent developments section from page 131 to page 121.
 July 3, 2024
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 116

2. Your discussion comparing the results of operations for the March 31, 2024 quarter to the
       March 31, 2023 quarter provides little quantification where a material change is attributed to two or more factors. For example, you refer to the deconsolidation of CEIBS PG as the primary factor contributing to the change in several line items but provide no quantification of the impact of CEIBS or the other factors. Please revise throughout your results of operations discussion to separately quantify how each factor contributed to the changes in your revenue and expenses for the periods presented. Also, please refrain from using qualitative terms such as "primarily" in lieu of providing specific quantitative disclosure. Refer to Item 5 of Form 20-F.

       Please contact Brittany Ebbertt at 202-551-3572 or Chris Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Li He